Zhongchai Machinery, Inc.
224 Tianmushan Road
Zhongrong Chengshi Huayuan 5-1-602
Hangzhou, P.R. China 310007

                   June 21, 2011

John Dana Brown, Esq.
and
Max Webb, Esq., Assistant Director
Securities and Exchange Commission
Washington, D.C. 20543

Re:	Amendment No. 2 to
Schedule 13E-3
Filed June 8, 2011
File No. 005-81227

Revised Schedule 14A Proxy Statement
Filed June 8, 2011
File No. 000-31091

Dear Messrs. Brown and Webb:

I am responding to your letter to Zhongchai Machinery, Inc. (“Company”), dated June 17, 2011.  We have reproduced the comments of the Staff from that letter below, and below each we have provided the Company response.

Schedule 14A

1.
We note your response to our prior comment seven.  Please balance your disclosure in the first bullet point on page 11 to indicate, as stated on page 34, that the Independent Directors did not consider stock market prices as an appropriate basis for valuing your common stock.  Please also add similar balancing disclosure to the second paragraph on page 27.

Response

The Proxy Statement has been amended on pages 11 and 27 to add language to balance the disclosure about the stock price on March 14, and 16, 2011, in line with the disclosure found on page 27.

Principal Shareholders, page 61

2.
We note your response to our prior comment 18.  We note that the table states that Mr. Peter Wang owns 7.09% of your common stock.  Please revise the table to reflect Mr. Peter Wang’s beneficial ownership of 14.29% of your common stock.

Response

The Proxy Statement has been amended on page 61, Principal Stockholders, to reflect that Mr. Wan personally has a 14.92% percentage of ownership, on a beneficial basis.

Messrs Brown and Webb
Securities and Exchange Commission
June 21, 2011

In connection with our response to the comments of the Staff of the SEC made above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing of the Schedule 14C and Schedule 13E-3;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please copy our counsel, Andrew D. Hudders, Golenbock Eiseman Assor Bell & Peskoe, LLP, 422 Madison Avenue, New York, New York, 10022 Tel. 212-907-7349 and Fax 212-754-0330 on your correspondence.  He will also be able to email me copies of your correspondence.

Sincerely,
/S/ Peter Wang
Peter Wang,
President